
NYSE

Axos Financial, Inc.
Investor Presentation

October 31, 2022

NYSE: AX

axos™
Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The use of future tense or words "future plans," "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, including new initiatives and expansion, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2022, Form 10-Q for the quarter ended September 30, 2022 and its last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks

axos™

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-selling	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding

axos™

As % of average assets	**Axos Bank[1] (%)**	**Banks Greater Than $10bn[2] (%)**
Net interest income	4.48%	2.43%
Salaries and benefits	0.81%	1.04%
Premises, equipment and other non-interest expense[3]	1.07%	1.16%
Total non-interest expense[3]	**1.88%**	**2.20%**
Core business margin	**2.60%**	**0.23%**

(1) For the three months ended June 30, 2022 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved October 25, 2022.

(2) All Commercial Banks by asset size. FDIC reported for three months ended June 30, 2022. Total of 159 institutions >$10 billion. Data retrieved October 25, 2022.

(3) Including an $11.0 million charge due largely to a one-time resolution of a contractual claim percentages for Premises, equipment and other non-interest expense and Total non-interest expense were 1.34% and 2.15%, respectively.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among divisions reduce overall cost of growth strategy

Consolidated Fiscal 2023 First Quarter Highlights Compared with Fiscal 2022 First Quarter

Asset Growth



$ Millions
20,000
15,000
10,000
5,000
0
14,907
23.5%
18,407
Q1 2022
Q1 2023

Deposit Growth



$ Millions
20,000
15,000
10,000
5,000
0
11,747
29.2%
15,177
Q1 2022
Q1 2023

Net Income



$ Millions
100
50
0
60.2
15.6%
69.6*
58.4
Q1 2022
Q1 2023

Diluted EPS



$ Diluted EPS
1.00
0.80
0.60
0.40
0.20
0.00
0.99
16.2%
1.15*
0.97
Q1 2022
Q1 2023

Return on Equity* = 16.57%

Return on Assets* = 1.58%

* Net income and diluted EPS exclude a pre-tax $16.0 million ($11.2 million post-tax) accrual as a result of an adverse legal judgement that has not been finalized. Without this exclusion, ROE was 13.91% and ROA was 1.32% based on GAAP earnings.

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)



$ per share
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
13.6% CAGR
2.10
2.37
2.48
2.98
3.56
3.97
2017
2018
2019
2020
2021
2022

Book Value Per Share (FY)



$ per share
30.00
25.00
20.00
15.00
10.00
5.00
0.00
16.1% CAGR
13.05
15.24
17.47
20.56
23.62
27.48
2017
2018
2019
2020
2021
2022

Net Interest Margin Has been Stable/Rising Through a Variety of Interest Rate Cycles*



Stable Net Interest Margin
3.90%
3.84%
3.76%
3.83%
3.92%
4.13%
1.60%
1.91%
2.40%
0.08%
0.08%
0.26%
2017
2018
2019
2020
2021
2022
NIM
Effective Fed Funds rate

* NIM excludes impact of HRB; relationship with HRB terminated in December 2021.

Loan Portfolio More Sensitive to Rate Increases Today Compared to Last Fed Fund Rate Hike Starting in 2015

September 30, 2015



Variable rate
9%
Fixed
12%
Hybrid
80%

September 30, 2022



Fixed
9%
Variable rate
53%
38%
Hybrid

Interest Rate Components of Loan and Lease Portfolio*
At September 30, 2022

Mix of Loan Repricing Types


Fixed
9%
Hybrid
38%
Variable
53%

Fixed/Hybrid Years to Maturity / Repricing


$M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
382
710
1,635
2,930
5,821
6,959
6,972
7,095
1/2
1
2
3
5
10
20
>20
Years
5%
10%
23%
41%
82%
98%
98%
100%

Floor Analysis – Variable-Rate Loans


$M
7,467
8,046
8,046
8,046
In the money
+75 Bps
+100 Bps
+150 Bps
93%
100%
100%
100%

*Excludes Equipment Financing and SFR Warehouse

Optionality with Deposits from Axos Securities

Securities segment provides on average approximately $2.5 billion of deposits that can be brought on balance sheet or pushed to partner banks to generate fee income

- Provides stable, low/no-cost deposits that can be used to fund Axos Bank’s loan growth
- 22 partner banks hold on average approximately $800 million deposits off Axos Bank’s balance sheet
- Significant upside to fee income if interest rates rise and/or more deposits are pushed to partner banks

Annualized Fee Income $M[(1)]



100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
24.6
52.4
32.6
69.4
40.6
86.4
Base
plus 100 bps
plus 200 bps
Current $0.8B Off-B/S
Incremental $1.7B Off-B/S

(1) Amount of fee income may be higher or lower, depending on amount of deposits from Axos Securities that is actually held on or off Axos Bank’s balance sheet. Base is equal to effective federal funds rate (EFFR) of 3.08% as of October 25, 2022.

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	1.62%	0.73%	89%
Return on equity	16.80%	7.32%	89%
G&A	1.99%	2.36%	28%
Efficiency ratio	42.74%	67.19%	7%

The 89% on ROE means that the Bank outperformed 89% of all banks. The 7% efficiency ratio ranking means that only 7% of banks have lower expenses in comparison to their revenues. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 6/30/22; data retrieved 10/25/22.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 6/30/22.

Loan Growth by Category for First Quarter Ended September 30, 2022

$ millions

Loans	Category	Sub-category	Q1 FY23	Q4 FY22	Inc (Dec)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,833	$3,708	$125
		SF Warehouse Lending	177	281	(104)
	Multifamily & Commercial Mortgage	Multifamily	2,127	2,085	42
		Small Balance Commercial	838	793	45
	Commercial Real Estate	CRE Specialty	4,848	4,395	453
		Lender Finance RE	676	386	290
	Commercial & Industrial Non-RE*	Lender Finance Non-RE	1,481	1,314	167
		Equipment Leasing	138	115	23
		Asset-Based Lending	625	599	26
	Auto & Consumer	Auto	557	493	64
		Unsecured / OD	74	74	0
	Other		10	11	(1)
			$15,384	$14,254	$1,130

* Certain prior period Commercial & Industrial Non-Real Estate loans were reclassified between sub-categories to conform to the current period presentation.

Prudent Loan Growth With Low LTVs

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution


Net Loans – Last Five Quarters ($ in Millions)
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$11,879
$12,607
$13,094
$14,091
$15,212
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023

Average Mortgage Loan to Value

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023
Multifamily	56%	56%	55%	53%	53%
Single family	57%	57%	57%	57%	57%

Strong Loan Origination Growth

Fiscal Year Loan Originations


$ Billions
12
11
10
9
8
7
6
5
4
3
2
1
0
14.5%
5-yr CAGR
5.6
1.4
4.2
7.5
1.6
5.9
8.4
1.5
6.9
8.4
1.6
6.8
8.1
1.6
6.5
11.1
0.7
10.4
2017
2018
2019
2020
2021
2022
Annual growth rate
12.0%
33.9%
12.0%
0.0%
-3.6%
37.0%
Loans for Investment
Loans for Sale

Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Small Balance Commercial Real Estate expansion
  - Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- RIA M&A and succession lending

Expect Mid-Teens Loan Growth in FY 2023

Diversified Deposit Gathering

- Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading



Fiduciary Services $1.1 B
Consumer Direct $4.8 B
Distribution Partners $0.9 B
Small Business Banking $0.4 B
Commercial / Treasury Management $4.7 B
Axos Securities $2.4 B
Specialty Deposits $0.9 B
Diversified Deposit Gathering Business Lines

- Fiduciary services for trustees
- 1031 exchange firms
- Title and escrow companies
- HOA and property management

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

* Deposit balances as of 9/30/22.

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

axos™

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

September 30, 2022

100% of Deposits = $15.2 billion



Savings – IRA
Time deposits
2%
8%
29%
Checking and other demand deposits
61%
Savings

Checking Growth (6/2013 – 9/2022) = 2,267%

Savings Growth (6/2013 – 9/2022) = 591%

Customer Base and Deposit Volume is Well Distributed Throughout the United States

axos™



Montana
North Dakota
South Dakota
Idaho
Wyoming
Nevada
United States
Texas
Mexico
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Baja California
Sonora
Chihuahua
Coahuila
Nuevo León
Baja California Sur
Sinaloa
Durango

Average Deposit Balance

- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts

- 1
- 10
- 25
- 50
- 90

Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits



Spot Balance ($B's)
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$4.45
$3.01
$9.67
$6.45
29.5%
CAGR
28.9%
CAGR
Jun-19
Jun-22
Loans
Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Unique value proposition encompassing industry expertise, product/technology, service levels and financial value

Non-Interest Income Growth and Diversification

axos™

Year Ended
June 30, 2019

100% of Non-Interest Income = $82.9 million


Prepayment Penalty
7%
Gain on Sale
8%
Mortgage Banking
6%
Broker-Dealer
14%
Banking and Services Fee
65%

Three Months Ended
September 30, 2022

100% of Non-Interest Income = $108.8 million*


Prepayment Penalty
4%
Advisory Fee**
26%
Mortgage Banking
12%
Broker-Dealer
34%
Banking and Services Fee
24%

Securities Segment Fee Income * (6/2019 –9/2022) = 456%

* Note: non-interest income annualized from data through 9/30/22 for presentation in pie graph and comparison vs 6/30/19.
** Note: FY23 includes advisory fee income from AAS business, which was acquired August 2, 2021.

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities		
	Axos Clearing Securities Clearing & Custody	**71 IBDs 208 RIAs 310,000 Clients**
	Axos Invest Digital Wealth & Personal Financial Management	**26,000 Clients**
	Axos Trading Self-Directed Trading	**Launched Fiscal Q1 2022***

Access to ~336,000 Clients

Consumer Banking
- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

Commercial Banking
- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

Digital Solutions
- Universal Digital Platform
- Account Opening Platform

*Retail crypto trading launch expected in 2H calendar 2022

Integrated Securities and Banking

axos™

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features

Onboard Clients Faster

"Single-Pane"

Rich Banking, Securities, and Crypto Features

Unified Service Model

End Clients

Universal Enrollment Platform

Universal Digital Bank Platform

Securities

Crypto

Banking

Salesforce Service Cloud + Five9

- Consumer Banking
- Self-Directed Trading
- Crypto Trading
- BD/RIA (Investors)

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience
- More than 277 employees across Clearing and Custody
- Nation's 8th largest Clearing Services firm by number of broker-dealer clients[1].
- More than $30 billion in Clearing Services client assets
- Axos Financial Inc., acquired E*TRADE Advisor Services in August 2021

June 2023 annualized based on 3 months 9/30/22



Net Interest Income (Expense)
<1%
Securities Lending
3%
Margin Lending
10%
Custody
21%
Clearing Fees & Execution
20%
Sweep Interest
46%

Key Highlights	Projected June 2023	TTM June 2022
Custody	$27,834,307	$28,308,893
Clearing Fees & Execution	$25,998,276	$21,875,571
Sweep Interest	$61,126,253	$13,227,233
Margin Lending	$13,117,534	$10,847,670
Securities Lending	$3,930,608	$6,891,090
Net Interest Income (Expense)	$298,215	$65,553
Net Revenues	$132,305,193	$81,214,010

[1] InvestmentNews Top clearing and custody firms for financial advisers October 2021.

Secular Industry Trends Provide Opportunities for Axos

axos™

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform



Performance Reporting
Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing

Serving 176 RIAs[1]
($1M+ AUC)

~$21B Assets Under Custody[2]

TAMPs	Traditional RIAs	Small RIAs
62% of Total AUC[3]	***35% of Total AUC[3]***	***3% of Total AUC[3]***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC

Note: Data as of 9/30/2022
1. 195 total advisors on Liberty platform; advisors with <$1M AUC comprise <$6M in total assets; there are 13 non-AAS RIAs not on Liberty at Axos Clearing
2. Includes $182M 401K AUC
3. Excludes $182M 401K AUC

Axos Clearing Revenue Sensitivity to Key Metrics

Increase in revenue related to key metrics – Illustrative
Axos Clearing – excluding AAS

AUC Increase



Revenue
$1.53M
$3.06M
$4.59M
$6.11M
$250M
$500M
$750M
$1B
Increase in AUC

Lending Balances



Margin Balances
Sec Lending Balances
Revenue
$3.05M
$2.75M
$6.1M
$5.50M
$9.15M
$8.25M
$12.2M
$11.00M
$50M
$100M
$150M
$200M
Increase in Lending Balances

*Analysis does not include any benefits from cash deposits held on balance sheet; assumes margin at 6.1% and sec lending at 5.5%

Axos Clearing Long-Term Revenue and Expense Synergies

Revenue Synergies*

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending


Axos Custody
Axos Clearing
Axos Invest

Cost Synergies*

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

*Not included in EPS accretion or tangible book value earn-back analysis

Axos Clearing Revenue Expansion

Leveraging lower-cost platform accelerates strategy to drive higher and more diverse revenues

New Growth Initiatives

- Investment in build out of Sales teams to cover growth markets including LATAM
- Axos Advisory Services
- Portfolio Margin
- Securities Backed Lines of Credit (SBLOC)
- Fintech brokerage APIs
- Crypto trading platform for brokers and financial advisors (offered via Axos Digital Assets, LLC)

Est. Revenue Contribution of New Growth Initiatives

FY2023 (%)


Total Fees
Active Trading
Fintech
SBLOC
Crypto
4
3
4
1
88

FY2024 (%)


Total Fees
Active Trading
Fintech
SBLOC
Crypto
7
3
10
6
74

Axos Invest Managed Portfolios Overview

axos™

Core Services	▪ Digital advisor that helps consumers achieve their investing goals through asset allocation, diversification, and low-cost ETFs. ▪ Automatic Rebalancing and Tax Loss Harvesting Services. ▪ Generate recurring revenue streams on assets under management.
Key Features	▪ **Imbedded Advice:** Consumers are drawn to trusted advice when it is available for low cost. ▪ **Long-term track record:** Retention of customers due to strong risk-adjusted performance. Creates stability in asset growth through up and down markets. ▪ **Rewards Checking 2.0:** Managed Portfolios platform helps consumers achieve higher banking rate.
Customer Served	▪ Consumers who do not have an advisor, looking for low-cost entry point to advice. ▪ Consumers who have No Time or Desire to make investment decisions on their own.

Sticky customer accounts with opportunities to cross-sell banking and premium services

Axos Invest Self Directed Trading Overview

axos™

Core Services	▪ Competitive price discovery and execution of equity, options, ETFs, and Mutual Funds integrated with our Universal Digital Banking platform. ▪ Access to third-party research, alerts, and watch lists.
Key Features	▪ **Subscription Program:** $10 monthly for extended trading hours, margin lending, reduced option costs, access to third party analyst research. ▪ **Thought Leadership:** Provide market outlook, thematic blogs, product spotlights to create engagement. ▪ **Licensed Relationship Managers**: Available to assist with account opening, tutorials on platform tools, and investment vehicle education.
Customer Served	▪ Consumers with advisors who need a place to hold low-cost basis stock, legacy positions, self-serve on favorite ideas. ▪ Do-It-Yourself investors who want to ideate and trade their own portfolios.

Extending our 'synergistic loop' to capture consumers needing S/D Trading capabilities integrated with our digital banking platform

Axos Invest Managed Portfolios Industry Comparison

Attributes	Axos	SoFi	Betterment	Fidelity Go
Business Model and Differentiators	Low-cost, integrated Bank, Borrow, and Invest financial suite – best of both worlds with strong value for consumers	Simple ETF allocation bundled with SoFi loans and free management and unlimited access to financial advisors	Simple asset allocation and rebalancing model with low fees – Advisor access with premium subscription	Simplified choice for investors who want an all-digital Robo-advisor
Fee Structure (AUM)	0.24%	Free	0.25%	Free: AUM <$10k $3/M: AUM $10k-$49.9K 0.35% >$50k
User Interface	Simple and seamless feel across both platforms	Very simple, easy to use, but generic	Very simple, easy to use, but generic	Very simple, easy to use, but generic
Referral Program	$20/Friend	$50 in Stock/Friend	Fee Waiver/Friend	N/A
Other	Access to licensed relationship team	No social responsible portfolio options	IRA access limited to paid membership	Only offers access to Fidelity Flex mutual funds

Key Differentiators

Integrated financial suite of products

Highly personal servicing approach

Key Goals of Universal Digital Bank

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and supported user segments

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading, Crypto
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

The Digital Experience Roadmap

We continue to **evolve our digital experience** and **provide modern solutions** so financial services providers can have the speed, scalability, and flexibility they need to **deliver better client experiences**



White Label Universal Digital Bank
Cryptocurrency
White Label Enrollment
Roadmap for the Future
Credit Card
White Label Digital Advisor
Securities-Based Line of Credit

Axos Digital Assets

Vision

- Empower consumers with a secure crypto trading environment that unifies with everyday banking and brokerage.
- Provide a flexible blockchain powered platform for issuance, trading, clearing, settlement, payment, and custodianship for digital instruments.

Approach

Retail
(spread capture, transaction)

Provide a two-sided marketplace for issuers and investors

Clearing and Transaction Services
(transaction, usage fees, spread capture)

Provide API services to provide companies with a comprehensive suite of crypto, payments, and treasury services

Axos Stablecoin (AXX)
(interest income on reserves)

Operate the core market infrastructure of AXX

Holistic Credit Risk Management

axos™

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	PCLENDER THE TOTAL MORTGAGE SOLUTION ncino CoStar Group RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs (Recoveries) to Average Loans Outstanding



%
0.25
0.20
0.15
0.10
0.05
0.00
-0.05
0.06
0.01
0.19
0.02
0.19
0.06
0.23
0.08
0.02
0.02
FY18
FY19
FY20
FY21
FY22
With HRB
Without HRB

Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



170
160
150
140
130
120
11.0
148.6
(2.4)
0.5
8.8
11.0
155.5
June 30, 2022
ACL + UCL
Gross
Charge-offs
Gross
Recoveries
Provisions for
credit losses
Sept 30, 2022
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category as of September 30, 2022

$ millions

Loans	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,009.8	$18.0	0.45%
Multifamily & Commercial Mortgage	2,965.0	14.6	0.49%
Commercial Real Estate	5,523.9	73.8	1.34%
Commercial & Industrial Non-RE	2,244.3	34.4	1.53%
Auto & Consumer	631.3	14.6	2.31%
Other	10.0	0.1	0.10%
	$15,384.3	$155.5	1.01%

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com